UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2007

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG NO. 3106209)
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

180 LONSDALE STREET, MELBOURNE,	NEATHOUSE PLACE, VICTORIA, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (File No. 333-141218) of BHP Billiton Finance (USA) Limited, BHP Billiton Limited and BHP Billiton Plc, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

99.1	Underwriting Agreement

99.2	Form of certificate setting forth terms of 5.125% Senior Notes due 2012

99.3	Form of certificate setting forth terms of 5.40% Senior Notes due 2017

99.4	Form of certificate setting forth terms of Senior Floating Rate Notes due 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
BHP BILLITON PLC

Date: March 28, 2007	By	/s/ Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary